Exhibit 99.1

DATED 30 January 2012

AVG Technologies N.V.

AMENDED AND RESTATED 2012 OPTION PLAN

AVG TECHNOLOGIES N.V.

AMENDED AND RESTATED 2011 OPTION PLAN

(As adopted 8 June 2009 and as amended and restated on 30 January 2012)

This Option Plan is designed in order to grant options on ordinary C shares in the capital of the Company (as further defined below) to certain employees of, or other persons having business relationships with, the Company and its Subsidiaries.

This Option Plan was initially approved and adopted by the General Meeting of Shareholders on 8 June 2009 and was subsequently amended and restated effective on the following dates: (i) 1 October 2009; (ii) 30 June 2010; (iii) 11 March 2011; (iv) 29 September 2011 and (v) 30 January 2012. The last amendment and restatement was approved by the Supervisory Board in a meeting dated 30 January 2012.

On 24 November 2011, Former AVG Technologies N.V. and AVG Holdings (as such capitalized terms are defined below) entered into a legal merger (the “Merger”), pursuant to which all assets and liabilities of Former AVG Technologies N.V. were transferred to AVG Holdings and whereby AVG Holdings assumed all rights and obligations from Former AVG Technologies N.V., including those under this Option Plan and which remain in full force and effect. Upon the Merger, Former AVG Technologies N.V. ceased to exist. After the Merger, on 25 November 2011, AVG Holdings converted into a public limited liability company whereby it was named ‘AVG Technologies N.V.’ (the “Conversion”). As per the date of the Merger, Optionees have the right to acquire shares in the capital of the Company under the terms and conditions set forth herein and in the relevant Option Agreements.

1.	Definitions

The following terms apply:

Administrator	means the Supervisory Board, a committee of the Supervisory Board or a third party designated at the discretion of the Supervisory Board to administer this Option Plan.

AVG Holding	means until the date of the Conversion, AVG Holding Coöperatief U.A., a cooperative with excluded liability (coöperatie met uitgesloten aansprakelijkheid) incorporated under the laws of the Netherlands, having its seat at Amsterdam, the Netherlands, its registered office at

Koningslaan 17, 1075 AA Amsterdam, the Netherlands, and until the Merger registered as such with the commercial register of the Chamber of Commerce (Kamer van Koophandel) for Amsterdam under number 52197204.

AVG Business	means the business of the Company and its Subsidiaries.

Class D Shares	means the D shares, par value EUR 0.01, of the Company.

Class D Conversion Resolution	means the resolution of the General Meeting of Shareholders adopted on or about 30 September 2009 describing the terms and conditions upon which Class D Shares may be converted into ordinary shares of the Company.

Company	means AVG Technologies N.V., a limited liability company, incorporated under the laws of the Netherlands, having its seat at Amsterdam, the Netherlands, having its registered office at Gatwickstraat 9-39, 1043 GL Amsterdam, the Netherlands, and registered with the commercial register of the Chamber of Commerce (Kamer van Koophandel) for Amsterdam under number 52197204.

Conversion	has the meaning given to it in the introduction of this Option Plan.

Credit Agreement	means the agreement regarding the senior secured first lien term loans in an aggregate principal amount of up to US$235,000,000 dated 15 March 2011 and as amended and supplemented from time to time, entered into at the time by inter alia Former AVG Technologies N.V. and AVG Holding (jointly the predecessors of the Company) as borrowers and joint and several guarantors, following the declaration of a dividend distribution in the amount of US$ 40,000,000 by the General Meeting of Shareholders on 11 March 2011, which dividend distribution shall be deemed to constitute a part of the transactions executed and implemented in relation to the entry at the time by Former AVG Technologies N.V. and AVG Holding (jointly the predecessors of the Company) into aforementioned agreement dated 15 March 2011.

Date of Grant	means the date when an Option is granted hereunder or, if so provided in the Option Agreement, the date when the grant becomes unconditional. For Options granted in fulfillment of certain binding promises made prior to the adoption of this Option Plan, the Date of Grant shall be the date of such earlier promises, as determined in good faith by the Supervisory Board and in accordance with Dutch law.

Designated Person	means a (legal) person designated by the Supervisory Board.

Fair Market Value

means:

a.      prior to a Listing, but subject to the provisions of Article 9.2: the fair market value of the Shares as determined by the Supervisory Board, acting in good faith, on the basis of an appropriate (as determined by the Supervisory Board acting in good faith) multiple of the Company’s profits as shown on the Company’s most recently available audited consolidated financial statements at the date as of which Fair Market Value is being determined;

b.      after a Listing: (i) the closing price of the Shares on the Date of Grant; or (ii) the average selling price of the Shares, during the 30 days immediately preceding the date as of which Fair Market Value is being determined, on the principal securities exchange where the Shares are traded, as determined by the Supervisory Board, acting in good faith (or if, as of the date when the Fair Market Value of the Shares must be determined, the Shares have not been listed on any securities exchange for 30 days, the average closing price of the Shares on the principal securities exchange where the Shares are traded, as determined by the Supervisory Board acting in good faith, during such shorter period as the Supervisory Board acting in good faith deems appropriate). With respect to Options granted to Nominees who are subject to taxation in the United States the Administrator must designate the Nominee who is the recipient of the Option, the number of Shares subject to the Option and the method described in this part b(ii) as the method for determining the

Fair Market Value of the Shares for purposes of setting the Option price of the Option, all in advance of the first day of the applicable 30-day period. For this purpose “average selling price” refers to the arithmetic mean of such selling price on all trading days during the applicable 30-day period, or the average of such selling prices over the applicable 30-day period weighted based on the volume of trading of the Shares on each trading day during the applicable 30-day period.

c.      if so determined in any Option Agreement, in respect of Options which only become unconditional upon the closing of a Listing: the initial price at which the Shares are offered to the public in the Listing.

Former AVG Technologies N.V.	means AVG Technologies N.V. immediately preceding the Merger pursuant to which it ceased to exist, at that time a limited liability company, incorporated under the laws of the Netherlands, having its seat at Amsterdam, the Netherlands, having its registered office at Gatwickstraat 9-39, 1043 GL Amsterdam, the Netherlands, and registered with the commercial register of the Chamber of Commerce (Kamer van Koophandel) for Amsterdam under number 34231583.

General Meeting of Shareholders	means the general meeting of shareholders (algemene vergadering van aandeelhouders) of the Company.

Listing	means the admission of Shares to trade on a regulated market or a multilateral trading facility as defined in article 1.1 of the Dutch Financial Supervision Act (Wet op het Financieel Toezicht) or any similar public market on which the Shares will be traded.

Liquidity Event

means:

(a)    a purchase by a third party of all or substantially all of the AVG Business; or

(b)    a purchase by a third party of (i) more than 50% of the Company’s issued and outstanding shares and/or (ii) all or substantially all of the shares of all Subsidiaries.

Merger	has the meaning given to it in the introduction of this Option Plan.

Nominee	means (i) an employee, manager or consultant of the Company or one of its Subsidiaries or (ii) an individual, otherwise having a business relationship with the Company or its Subsidiaries, as approved by the Supervisory Board.

Option Agreement	means an agreement between a Nominee and the Company in relation to the grant of Options.

Option Plan	means this Amended and Restated AVG Technologies N.V. 2011 Option Plan, as amended from time to time.

Option Price	means the exercise price of Options as laid down in the relevant Option Agreement.

Optionee	means a Nominee who has accepted Options offered under an Option Agreement.

Options	means options on Shares that are subject to the terms of the Option Plan.

Shareholders Agreement	means the amended and restated agreement regarding the shareholding in the Company’s capital entered into among the Company’s shareholders dated 1 October 2009, as further amended or restated from time to time.

Shares	means ordinary C shares in the capital of the Company and after a Listing such shares as result from a conversion of the ordinary C shares in connection with such Listing.

Start Date	means the date from which vesting of Options granted hereunder commences.

Subsidiaries	means any subsidiary (dochtermaatschappij: within the meaning of section 2:24a of the Dutch Civil Code) of the Company. For purposes of granting Options to Optionees subject to tax in the United States, a entity may not be considered a Subsidiary if granting such stock right would result in the stock right becoming subject to Section 409A of the U.S. Internal Revenue Code.

Supervisory Board	means the supervisory board of the Company.

Termination for Cause	means termination of the employment, management, consultancy and/or other relevant business relationship, of an Optionee with the Company or a Subsidiary resulting from dishonesty, fraud, willful misfeasance, gross negligence or other gross misconduct, in each case relating to the Optionee’s employment, management and/or consultancy agreement or other relevant business relationship with the Company or any Subsidiary.

Termination of Employment Event	means the termination of the employment, management and/or consultancy agreement, or other relevant business relationship, between an Optionee and the Company or any Subsidiary for any reason, including but not limited to the death of an Optionee.

Termination Without Cause	means the occurrence of a Termination of Employment Event with respect to an Optionee that is not a Termination for Cause of such Optionee’s employment, management and/or consultancy agreement, or other relevant business relationship with the Company or a Subsidiary.

2.	Duration

2.1	The Option Plan applies to all Nominees.

2.2	Unless extended by the General Meeting of Shareholders, this Option Plan shall be effective for a period of ten (10) years from the date of initial adoption thereof by the General Meeting of Shareholders as set forth above; provided that Options granted during the term of this Option Plan shall continue to vest and be exercisable as set forth in the relevant Option Agreement after the expiration of such 10-year term.

3.	Purpose of the Option Plan

The purpose of the Option Plan is to provide Nominees with an opportunity to participate directly in the growth of the value of the Company by receiving Options for Shares.

4.	Administration of the Option Plan

4.1	The Option Plan shall be administered by the Supervisory Board, a committee of the Supervisory Board or a third party designated at the discretion of the Supervisory Board. Such designation can at all times be revoked by the Supervisory Board.

4.2	The Administrator shall be authorized to take all actions required or advisable for the administration and proper implementation of the Option Plan.

4.3	The Administrator shall be authorized:

(i)	to interpret the Option Plan;

(ii)	to authorize the Company to enter into Option Agreements with Nominees; and

(iii)	to make all other decisions necessary or advisable to enable the administration and proper implementation of the Option Plan.

5.	Grant of Options

5.1	The total number of Shares in respect of which Options may be granted under the Option Plan shall not exceed 8,159,948 Shares. Shares in respect of which Options are granted will again be available for the grant by the Supervisory Board of Options hereunder to the extent that the relevant Options lapse or are forfeited, without having been exercised in full subject to the provisions of this Option Plan and the decision of the Supervisory Board as to the terms and conditions of such new grants of Options.

Options can only be granted to members of the management board of the Company and the Supervisory Board after prior approval of the General Meeting of Shareholders to the extent required under Dutch law.

5.2	Prior to the occurrence of a Listing, unless the Supervisory Board otherwise determines, Options may only be granted during the period between March 1 and March 31, and the period between September 1 and September 30, of each year. After a Listing, unless the Supervisory Board otherwise determines, Options may only be granted during such fixed periods of each year as shall be determined by the Supervisory Board in advance, in compliance with applicable Dutch law or other insider trading rules and any relevant rules of the exchange upon which the Shares are Listed.

6.	Price

An Optionee is not under any obligation to pay any amount to the Company in respect of the grant of Options. Subject to the provisions of Articles 8.4 and 9.2, an Optionee is obliged to pay the Option Price upon exercise as laid down in the Option Agreement.

7.	Transfer and Vesting of Options

7.1	Except as provided for under the Option Plan, the Options may not be sold, assigned, transferred, pledged, mortgaged or otherwise disposed of, unless otherwise agreed by the Supervisory Board. The aforementioned prohibition does not apply to the transmission of vested Options to the heirs of an Optionee, subject to the terms of the relevant Option Agreement and the terms of the Shareholders Agreement.

7.2	The Option Agreement shall contain a vesting schedule relating to each Option. Unless otherwise determined by the Supervisory Board at the time the Option is granted, each Option will vest (i.e., such Option will actually become exercisable) over a period of 4 years, whereby 25% of the Options will vest on the first anniversary of the Start Date and the remaining 75% of the Options will thereafter vest quarterly, in equal portions during the following 12 quarters. No Options may be exercised more than 10 years from the Start Date, unless the vesting is postponed pursuant to the terms of the relevant Option Agreement. If the vesting of Options for any year is postponed, the 10-year exercise period shall be extended once by a maximum period of one year.

7.3	The exercisability of Options may in the sole discretion of the Supervisory Board be made subject to satisfaction of financial performance criteria relating to the earnings, revenues, profits or other results of the Company and/or the Subsidiaries and/or other financial criteria. Such financial performance or other financial criteria contained in any Option Agreement may be waived by the Supervisory Board in its sole discretion, in whole or in part, as to some or all Options thereunder.

7.4	The Options that have not vested in accordance with the vesting scheme as laid down in the Option Agreement are, unless otherwise agreed by the Supervisory Board, forfeited upon:

(i)	a moratorium of payments, bankruptcy, debt restructuring (schuldsanering) or similar proceedings being imposed on an Optionee; or the appointment of a guardian by a court (onder curatelestelling) or curator in bankruptcy over an Optionee; or

(ii)	the occurrence of a Termination of Employment Event with respect to such Optionee.

7.5	Upon the occurrence of a Termination of Employment Event with respect to an Optionee the Optionee’s vested Options shall terminate or continue to be exercisable as set forth below:

(i)	In case of Termination for Cause of an Optionee’s employment, management, consultancy or other relevant business relationship with the Company or a Subsidiary, both the Options of such Optionee that have vested (to the extent not exercised) and the Options of such Optionee that have not vested shall be forfeited at the moment of Termination for Cause, unless agreed otherwise by the Supervisory Board.

(ii)	In the case of a Termination Without Cause of an Optionee’s employment, management, consultancy or other business relationship with the Company or a Subsidiary, such Optionee may continue to exercise such Optionee’s vested Options as follows:

(A)	Prior to a Listing such Optionee’s vested Options may, unless the Supervisory Board otherwise agrees, be exercised only upon occurrence of a Liquidity Event as provided in Article 9.2 or within the 90-day period immediately prior to expiration of the relevant Option, as set forth in Article 9.1.

(B)	After a Listing, Options that are vested as of the date of closing of the Listing and that are held by Optionees with respect to whom a Termination Without Cause has occurred prior to the closing of the Listing may, unless the Supervisory Board otherwise agrees, be exercised only during the 90-day period following the date of closing of the Listing. If such Options are not exercised within such 90-day period, such Options will, unless the Supervisory Board otherwise agrees, be forfeited.

(C)	Options held by Optionees with respect to whom a Termination Without Cause occurs after the closing of a Listing must be exercised within 90 days after the date of such Termination Without Cause, unless the Supervisory Board otherwise agrees. If such Options are not exercised within such 90-day period, such Options will, unless the Supervisory Board otherwise agrees, be forfeited.

7.6	An Optionee incurs no right whatsoever to damages in respect of the lapse, annulment or the forfeiture of any Option pursuant to this Option Plan.

7.7	Prior to a Listing all Optionees shall be required to become parties to the Shareholders Agreement upon exercise of their Options.

7.8	The Option Price may not be less than 90% of the Fair Market Value of a Share as of the Date of Grant, unless the Supervisory Board otherwise determines; provided, however, that the Option Price may not be less than 100% of the Fair Market Value of a Share as of the Date of Grant with respect to Options granted to Optionees who are subject to taxation in the United States.

8.	Exercise of Options

8.1	After a Listing, all Options that have been granted under the Option Plan can be exercised, provided that they have vested in accordance with the relevant Option Agreement, and have not been forfeited. Prior to a Listing, unless the Supervisory Board otherwise agrees, Options may only be exercised upon the occurrence of a Liquidity Event as provided in Article 9.2 or within the 90-day period immediately prior to expiration of the relevant Option, as set forth in Article 9.1.

8.2	An Optionee is required to notify the Administrator in writing of the exercise of Options. Options to the extent vested and exercisable can be exercised partially or all at once. An Optionee shall not be entitled to any fractional Shares upon exercise of an Option. If any exercise of an Option would but for the provisions of the preceding sentence result in the issuance of fractional Shares, the number of Shares issued upon such exercise shall be rounded down to the nearest whole number.

8.3	Within one (1) month after written notice by an Optionee of his exercise of Options the Shares in respect of which the Option has been exercised will be issued or transferred to the Optionee, against prior payment of the Option Price in cash or in such other manner as is agreed by the Administrator or as is set forth herein. Subject to the provisions of Articles 8.4, 8.7 and 9.2, no Shares will be issued or transferred to the Optionee as long as the Optionee has not paid the Option Price and taxes and any costs in connection with the exercise of the Option to the Company in full by wire transfer of immediately available funds to a bank account of the Company designated by the Company.

8.4

At the sole discretion of the Administrator, the Company may settle its obligation to deliver Shares to an Optionee pursuant to this Option Plan or an Option Agreement by paying to the Optionee cash equal to the Fair Market Value of the Shares issuable upon exercise of the Options less the applicable Option Price for such Shares. After the occurrence of a Termination of Employment Event with respect to an Optionee, then unless the Optionee otherwise chooses all vested Options (to the extent not forfeited) shall after a Listing be settled in the manner specified in the preceding sentence. The payment to be made to an Optionee upon settlement after a Listing of Options by payment of cash pursuant to the preceding sentence shall be made by the Company within 120 days after exercise by the relevant Optionee of the Options.

8.5	All the provisions in this Option Plan relating to exercise of Options are subject to restrictions regarding the exercise of options laid down in any applicable law.

8.6	Subject to Article 13 and except as provided below, the Option Price in respect of any Options granted hereunder shall upon exercise of such Options be reduced by the hypothetical amount of dividends (including ordinary dividends) or other distributions that would have been payable on the Shares in respect of which the Option is exercised if such Shares had been issued to the relevant Optionee immediately after the Options with respect to such Shares first vested. Notwithstanding the foregoing, in respect of any Option granted to an Optionee who is subject to taxation in the United States, the Option Price shall not be reduced by the hypothetical amount of ordinary dividends and any adjustment with respect to extraordinary dividends or other distributions shall not be made contingent on the exercise of the Option. The Option Price shall not in any event be reduced below EUR 0.01 per Share as a result of the operation of this Article 8.6.

8.7	Provided there is a public market for the Shares at the time of exercise and pursuant to rules and procedures established by the Administrator from time to time, the Optionee may exercise Options through the delivery of irrevocable instruments to a broker to sell:

(i)	all Shares in respect of which the Option is exercised; or

(ii)	a portion of Shares in respect of which the Option is exercised which shall at least cover an amount equal to the aggregate Option Price for the Shares being purchased and any taxes due by the Company and/or its affiliates in connection with the exercise of the Option.

If the Optionee chooses to exercise Options in accordance with this Article 8.7 (i) or (ii), any taxes and any costs in connection with the exercise of the Option, including commissions and other brokerage fees, shall be deducted and any proceeds remaining are paid over to the Optionee.

9.	Exercise of Options Prior to Listing; Acceleration of Options upon Liquidity Event

9.1	Prior to a Listing, unless the Supervisory Board otherwise agrees, Options may only be exercised (i) substantially simultaneously with the occurrence of a Liquidity Event, in the manner specified in Article 9.2 or (ii) within the 90-day period immediately preceding the expiration of the relevant Option. The Company shall notify the Optionee of the occurrence of a Liquidity Event.

9.2	Upon occurrence of a Liquidity Event prior to a Listing, then, unless the Supervisory Board otherwise agrees, in lieu of allowing Optionees to actually exercise their Options, the Supervisory Board shall require each Optionee to sell and transfer all vested (and non-forfeited) Options to the Company or to a Designated Person (who may be the purchaser in a Liquidity Event). The Optionee and the Company or, as the case may be, a Designated Person, will enter into a deed of transfer pursuant to which the vested Options will be transferred to the Designated Person or the Company substantially simultaneously with the occurrence of the Liquidity Event. The purchase price of the vested Options payable by the Company or the Designated Person in such event shall be equal to the difference between (i) the Fair Market Value as of the time of transfer of the Shares issuable upon exercise of all vested Options of such relevant Optionee and (ii) the aggregate Option Price for such Shares. For purposes of this Article 9.2 the Fair Market Value of the Shares shall be equal to the price paid by the purchaser in the Liquidity Event for the other shares of the Company (other than unvested shares issued pursuant to subscription agreements providing for forfeiture of unvested shares), or the substantial economic equivalent thereof as determined by the Supervisory Board acting in good faith. Where a Liquidity Event consists of a sale of less than all of the Company’s issued and outstanding shares, the Optionees shall only be entitled to require the transfer to the purchaser in the Liquidity Event pursuant to this Article 9.2 of the same proportion of their Options as the proportion of the issued and outstanding shares of the Company that are being transferred to the purchaser in the Liquidity Event by the shareholders of the Company, without prejudice to the right of the Supervisory Board, if the Supervisory Board so elects, to require any Optionee to transfer up to 100% of such Optionee’s vested (and non-forfeited) Options to the Company or a Designated Person as set forth in the first sentence of this Article 9.2.

9.3	Upon the occurrence of a Liquidity Event, the Supervisory Board may in its sole discretion declare that (i) the Options of one or more Optionees vest immediately and are therefore immediately exercisable and the vesting schedule as set forth in the relevant Option Agreements shall not be applicable and/or (ii) Options that have not vested as of the date of the relevant Liquidity Event shall cease to be exercisable after the occurrence of the relevant Liquidity Event and are thus forfeited.

9.4	With due observance of the provisions of the Shareholders Agreement, this Article 9 will, prior to the occurrence of a Listing, also apply to the Shares issued upon exercise of an Option, to the extent such exercise is permitted hereunder. In the case of a transfer of Shares in connection with a Liquidity Event the price payable for the Shares shall be equal to the price paid by the purchaser in the Liquidity Event for the other shares of the Company (other than unvested shares issued pursuant to subscription agreements providing for forfeiture of unvested shares) or the substantial economic equivalent thereof as determined by the Supervisory Board acting in good faith.

9.5	Each Optionee hereby, to the exclusion of all other persons, grants an irrevocable power of attorney (onherroepelijke privatieve volmacht) to the Company to effect all transfers of Shares and Options required to be effected by such Optionee pursuant to this Article 9.

9.6	After a Listing, transferability of Shares issued under this Option Plan may, for a period not exceeding one year from the date of closing of the Listing, be made subject to such restrictions as the Supervisory Board, or the underwriters in the Listing acting with the approval of the Supervisory Board, may deem appropriate.

10.	Taxes

10.1	The Company and/or its Subsidiaries shall have the right to withhold from any salary, severance or other amounts payable by the Company or a Subsidiary to an Optionee, or to otherwise require payment by the Optionee of, any taxes and/or social security contributions payable by the Optionee in connection with his participation in the Option Plan as well as any taxes and/or social security contributions payable by the Optionee in connection with any exercise of Options.

10.2	An Optionee is and remains at all times fully responsible for the payment of any taxes and/or social security contributions payable by the Optionee in connection with his or her participation in the Option Plan.

11.	No employment condition

The participation of an Optionee in the Option Plan does not constitute remuneration for any employment activity. The Options are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy, and/or service payments, bonuses, long service awards, pension or retirement benefits or similar payments.

12.	Anti-dilution adjustment

Subject to the provisions of Article 13 and to any required action by the General Meeting of Shareholders and other corporate bodies of the Company, the number and type of Shares corresponding with and covered by each outstanding Option, as well as the price per Share corresponding with and covered by each such outstanding Option, and the total number and type of Shares issuable under this Option Plan, shall be proportionally adjusted in such manner as the Supervisory Board acting in good faith shall deem appropriate for (a) any increase or decrease in the number of issued shares of the Company resulting from a stock split, reverse stock split, stock dividend, combination, or reclassification of shares, or any other increase or decrease in the number of issued shares of the Company effected without receipt of cash consideration by the Company (including proportionate issuances of shares to all holders of shares of the Company by way of conversion of share premium) or (b) the occurrence of any other event which in the good faith judgment of the Supervisory Board has substantially the same economic effect as any of the events described in clause (a) of this sentence. Such adjustment shall be made by the Supervisory Board, whose determination in that respect shall be final, binding, and conclusive. Except as expressly provided in this Article 12, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Option, unless otherwise determined by the Supervisory Board.

13.	No-Adjustment

Unless the Supervisory Board otherwise agrees, neither the Option Price nor the number of Options held by any Optionee shall be adjusted as a result of:

(i)	the payment of any preferred dividend on the Class D Shares, or any change in the rate at which Class D Shares are convertible into shares of any other class of the Company, or any other payment made by the Company solely to the holders of Class D Shares pursuant to the articles of association of the Company or the Class D Conversion Resolution or both; and/or

(ii)	until the Merger, the payment of any loans, share premium, dividends or other distributions by Former AVG Technologies N.V. to AVG Holding for the purpose of performing any of Former AVG Technologies N.V.’s and/or AVG Holding’s obligations under or in relation to the Credit Agreement, save for any Option Price reduction offered to Optionees subject to Article 12 and in connection with the entry into the Credit Agreement itself and the execution and implementation of the transactions and payments in relation thereto.

14.	Confidentiality

By executing an Option Agreement, the Optionee accepts an obligation not to disclose any information regarding the Option Plan, or any information in connection therewith, unless such Optionee is legally obliged to disclose such information by law or stock exchange regulations.

15.	Governing Law

15.1	This Option Plan is governed by the laws of the Netherlands.

15.2	All disputes relating to this Option Plan or agreements based on or pursuant to this Option Plan shall be submitted exclusively to the competent court of law in Amsterdam, the Netherlands.

16.	Amendment and Revocation

16.1	The Supervisory Board shall have the right to alter, amend or terminate the Option Plan or any part thereof at any time and from time to time, provided, however, that no such alteration or amendment shall adversely affect the rights relating to any Options granted or Shares acquired upon exercise of Options prior to that time, unless required pursuant to Article 16.2 and further provided that any increase in the number of Shares issuable hereunder shall require the approval of the General Meeting of Shareholders or other body then authorized to issue Shares pursuant to the Articles of Association of the Company.

16.2	The Supervisory Board has the authority to take any action consistent with the terms of the Option Plan, which it deems necessary or advisable to comply with any laws or regulatory requirements, including but not limited to, modifying or amending the terms and conditions governing Option Agreements, or establishing any local country plans as sub-plans to this Option Plan.